U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026.

Commission File Number: 001-39566

GoldMining Inc.

(Translation of registrant's name into English)

Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

EXHIBIT INDEX

EXHIBITS 99.1 THROUGH 99.4, INCLUDED WITH THIS REPORT, ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (No. 333-291776), AS AMENDED AND SUPPLEMENTED, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit Number	Description

99.1	Condensed consolidated interim financial statements for the three and six months ended May 31, 2026 and 2025 (unaudited).
99.2	Management’s discussion and analysis for the three and six months ended May 31, 2026.
99.3	Certification of interim filings – CEO, dated July 14, 2026.
99.4	Certification of interim filings – CFO, dated July 14, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDMINING INC.

By:  /s/ Pat Obara

Pat Obara

Chief Financial Officer

Date:          July 14, 2026